CORPORATE & SHAREHOLDER SERVICES

April 9, 2007

Via E-mail

New York Stock Exchange

ATTENTION: CECILIA S. CHEUNG

Dear Ms. Cheung:

Subject:  Enterra Energy Trust (the “Trust”)

   Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Trust’s upcoming Annual & Special meeting of unitholders:

Meeting Date:	June 14, 2007
Record Date for Notice:	May 4, 2007
Record Date for Voting:	May 4, 2007
Beneficial Ownership Determination Date:	May 4, 2007
Class of Securities Entitled to Receive Notice:	Trust Units
Class of Securities Entitled to Vote:	Trust Units
ISIN Number:	CA29381P1027
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Lori Ross”

Lori Ross

Corporate Administrator

Corporate & Shareholder Services

Direct Dial (403) 261-6101

cc:  Enterra Energy Trust

       Attn: Laurelle Funk

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street, Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382